

September 8, 2011

Via E-mail
Emilio M. Santandreu
President and CEO
Our MicroLending, LLC
1790 SW 22nd Street, Suite 201
Miami, FL 33145

> **Re:** **Our MicroLending, LLC**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed August 17, 2011**
> **File No. 024-10286**

Dear Mr. Santandreu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No.4 to Form 1-A filed August 17, 2011

Part II – Offering Circular
Business, page 9
Our Loan Products, page 10
Loan Portfolio, page 10

1. We note that the $409,075 loaned during the six months ended June 30, 2011 does not agree with the new loans made to customers of $474,535 in the statement of cash flows for the six months ended June 30, 2011. Please revise as necessary.

Profitability, page 16

2. We note that certain amounts, including new loans of $409,075 during the first six months of 2011, salaries and related expenses of $300,160, total operating expenses of

$478,662 and net loss of $294,080 for the first six months of 2011 do not agree with the respective amounts presented in your June 30, 2011 financial statements. Please revise as necessary so that these amounts agree to the respective financial statements.

Capitalization, page 17

3. We note that the "pro forma, as adjusted" equity interests as of June 30, 2011 of $945,729 represents the members' capital as of December 31, 2010. Please revise as necessary.

Description of Certificates, page 18

4. We note your revised disclosure and response to comment three of our letter dated July 13, 2011. Please disclose here, the cover page and where appropriate to clarify, if true, that due to automatic rollover investors will not receive payment of principal at maturity or subsequent payment dates unless they comply with the procedures for notification and delivery of certificates.

5. We note your revised disclosure in this section in response to comment three of our letter dated July 13, 2011. Please revise here, and elsewhere as appropriate, to clarify how and when payments on rollover notes will be made and to what extent the holder of the note has the ability to elect the frequency of such payments on rollover notes. In this regard, we note your statement on the cover page that holders have the option to select a quarterly, semi-annual or at maturity payment schedule. To the extent the holder has the option to elect the payment schedule, please clarify the procedures for doing so.

6. Furthermore, please expand your disclosure in this section, including the example scenario provided on page 19, to outline the automatic rollover process more clearly. In this regard, revise to discuss how the interest rate on the rollover note will be determined if multiple interest rates are being offered by the company at the rollover time and revise to discuss how the noteholders will be notified of the "interest rate then being offered by the Company."

7. Also, please revise the table on page 19 outlining the interest payments and payment dates in light of the hypothetical investment in August of 2011.

8. We note your revised disclosure on page 20 under Payment or Rollover at Maturity. Please disclose what means you will use to notify noteholders 15 days before maturity. Similarly, please disclose the address where a certificate must be delivered and any further information necessary for a noteholder to elect to receive payment at maturity. For example it is unclear how a noteholder would seek payment in the event of a lost certificate. Your revised disclosure should also address the approximate number of business days noteholders will have to consider electing to receive full payment after receiving your notification as well as where they can find relevant information, such as

the interest rate on your new certificates compared to the interest rate on notes that would otherwise be rolled over.

9. Please revise to clarify the phrase "or the Company otherwise elects" in the paragraph under Payment At Maturity.

Management Relationships, Transactions and Remuneration, page 22

10. We partially reissue comment one of our letter dated July 13, 2011. Please revise this section to separately disclose the loans made by Mr. Santandreu and to provide further clarification, here or elsewhere as appropriate, of the extent to which your cash flows will be sufficient to cover the amounts due under your related party loans. Furthermore, if true, please revise to state that the related parties other than Mr. Santandreu have also committed to continue rolling their loans over. Finally, provide additional disclosure on the nature of the agreement between the parties to insert an option to renew the notes. For example, if this was an oral agreement, consider providing a written description of the contract as an exhibit to the Form 1-A.

Financial Statements
June 30, 2011 Financial Statements
Note 4 – Due from Members, page 12

11. We note in your revised disclosure in response to comment 20 of our letter dated July 13, 2011 that you now anticipate that the remaining $312,977 due from members will be received by August 31, 2011. Please tell us if you received the remaining $312,977 due from members and, if not, revise to disclose the date that you now expect to receive the outstanding balance.

Note 7 – Related Party Transactions, page 13
Loan Payable, page 13

12. We note your revised loan payable disclosure in response to comments 22 and 23 of our letter dated July 13, 2011. Please further revise to describe the renewed loans, and the terms of the renewals. Also explain to us the basis for your disclosure that all borrowings are current and being repaid according to their original terms when it appears you are actually extending the due dates of these loans.

Note 12 – Commitments, page 15

13. We note on page four of your Form 1A/A4 that the Company may have unintentionally exceeded the maximum permitted rate of 18% per annum in your past loan transactions (i.e. loans already paid or otherwise written off), and that if a court were to determine that you willfully violated the usury statute in such cases, the borrowers may be entitled to certain remedies, including forfeiture by you of double the interest charged on such loans.

Please tell us how you analyzed ASC 450-20-25 in determining the probability that a liability (ranging from remote to probable) has been or will be incurred regarding your past loan transactions in which you may have unintentionally exceeded the maximum permitted rate of 18% per annum.

December 31, 2010 Financial Statements
Audit Status

14. We note on page 20 of your Form 1A/A4 that the Company will provide a copy of its audited financial statements to all holders of Certificates within 90 days after the end of each fiscal year. Please revise to disclose whether you plan to provide audited financial statements for the fiscal year ended December 31, 2010 to holders of Certificates. To the extent that you plan to provide fiscal 2010 audited financial statements to holders of Certificates, tell us how you considered the Form 1-A requirement to provide audited financial statements if they are prepared for other purposes.

Notes to Consolidated Financial Statements, page 7
Note 2 – Significant Accounting Policies, page 7
Accrued Interest Receivable

15. We note your response to comment 14 of our letter dated July 13, 2011, and we could not locate the revised disclosure of your consideration of the collectability of accrued interest at each balance sheet date and the methodology you use to estimate any allowances for probable losses on the accrued interest receivable. Please revise to include such disclosure or tell us where it can be located.

16. Please tell us if you have recorded an allowance for probable losses on your accrued interest receivable of $136,814, $98,335 and $58,229 at June 30, 2011, December 31, 2010 and December 31, 2009, respectively. To the extent that you have not recorded an allowance for probable losses, explain to us the basis for your conclusion that the entire balance was collectible at each date.

Loans Receivable, page 8

17. We note in your response to comment seven of our letter dated July 13, 2011 that you classified all loans receivable at December 31, 2010 as current loans receivable, including the loans that originated in 2008 and 2009 and were still outstanding at that date, based on their original maturities which never extend beyond twelve months. Given the significant number of loans and the aggregate principal amount of loans that are past due as of December 31, 2010 and June 30, 2011 (page 14 of Form 1A/A4), please further explain to us why you believe the loans receivable conform generally to the normal trade practices and terms (including the original maturities between six to twelve months). Refer to ASC 210-10-45-1. Also quantify for us the amount of loans receivable that

originated in 2008 and 2009, and were still included in your net loans receivable balance at both December 31, 2010 and June 30, 2011.

18. We note your response to comment 16 of our letter dated July 13, 2011, and we acknowledge that you record loan origination fees as commission income at the settlement date of each loan instead of deferring the net loans fees and costs and amortizing under ASC 310-20, as disclosed in Note 2 under Revenue Recognition. We further note that you continue to disclose in Note 2 under Loans Receivable that your loans receivable are reported net of deferred loans fees and costs. Please revise to remove the disclosure that states your Loans Receivable are reported net of deferred loans fees and costs, as this appears to contradict your actual accounting policy as discussed elsewhere in your filing and in your responses to our comments. Alternatively, explain to us why such a revision is not necessary.

19. We note your response to comment 19 of our letter dated July 13, 2011. As you disclose on page 8 and pursuant to ASC 310-10-35-16, a loan is considered impaired when based on current events and information, it is probable that the Company will be unable to collect the scheduled principal and interest payments when due according to the contractual terms of the loan agreement. Please revise to further explain how you estimated the total impaired loans of $646,664, $645,175 and $247,550 at June 30, 2011, December 31, 2010 and December 31, 2009, respectively. In your revised disclosure, discuss how you considered the past due loans as of each balance sheet date (page 14 of Form 1A/A4) and why you believe these past due loans do not meet the definition of impaired loans in ASC 310-10-35-16. In this regard, it appears that you were unable to collect the schedule principal and interest payments on these loans when due according to their contractual terms.

Revenue Recognition, page 10

20. We note the table that depicts the difference between the loan origination fees and the loan origination costs in your response to comment 15 of our letter dated July 13, 2011. Please also tell us why you present commission income on a gross basis, as opposed to offsetting your commission income with the direct loan origination costs that typically exceed such fees. Refer to ASC 310-20-30-2.

Note 3 - Loans Receivables, page 12

21. We note in your response to comment 16 of our letter dated July 13, 2011 that you believe ASC 310 only applies to long term loans receivable for large quantities, like mortgage loans or leases. Please explain to us the basis for your conclusion that ASC 310 only applies to long term loans for large quantities and tell us where this is stated in ASC 310. To the extent that you continue to believe that ASC 310 does not apply to your loans receivables, tell us the generally accepted accounting principle(s) that do apply to your loans receivables.

22. We note your response to comment 17 of our letter dated July 13, 2011, and we could not locate the supplemental information that was requested. Please explain the following items to us:

   a. The factors that influenced the actual amount of both the specific allowance on individually impaired loans, and the general allowance on the remaining loans that you recorded at each balance sheet date presented;

   b. The basis for the increase in the specific allowance for impaired loans as a percentage of the total allowance at December 31, 2010 (82.4%) compared to December 31, 2009 (63.0%), and

   c. The basis for the increase in the net carrying value of individually impaired loans at June 30, 2011 ($237,548) and December 31, 2010 ($236,059) compared to December 31, 2009 ($5,609).

23. Please provide an aging of your loans receivable as of each balance sheet date that is comprised of the aggregate principal amount of the loans for each aging category, less the respective allowance for each category.

December 31, 2009 Financial Statements
Notes to Consolidated Financial Statements, page 6
Note 9 – Commission Income, page 13

24. We note in your response to comment 24 of our letter dated July 13, 2011 that in fiscal 2009, loan origination fees were $105,201 and late fees were $30,673. We further note your disclosure that loan origination fees were $86,828 and late fees were $49,046 in fiscal 2009. Please tell us what the difference represents or revise your disclosure as necessary.

Part III – Exhibits

25. We note your response to comment 26 of our letter dated July 13, 2011 and reissue the comment. Please file the loan agreements relating to the related party transactions

described under Management Relationships, Transactions and Remuneration. See Item 404(d)(1) of Regulation S-K. Consider Instruction 2 of Item 601 of Regulation S-K to the extent applicable.

26. Please advise your independent auditor to revise its consent to make reference to the audit report dated August 1, 2011 on your December 31, 2009 financial statements, and also state that such information is being included on the basis of their authority or in reliance upon their status as experts. Refer to Part III, Item 2(10)(a) of Form 1-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact John Archfield at (202) 551-3315 or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.  Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director